Exhibit 99.1

ABSTRACT OF CHINESE POLICIES ON WOMEN HEALTH
WHITE PAPERS OF CHINESE GOVERNMENT 2005
(http://www.china.org.cn/e-white/20050824/6.htm)

According to the White Papers of Chinese Government 2005, the Chinese government considers women's health an area of priority in promoting gender equality and the development of women. Over the past decade, the state has promulgated and implemented such statutes as the Law of the People's Republic of China on Health Protection of Mothers and Infants and Law of the People's Republic of China on Population and Family Planning. It has also set the goals for women's health in the Outline for the Development of Chinese Women. The state has continuously increased its monetary input to improve the health of women and infants. It has gradually improved the women's healthcare service network. By the end of 2004, there were 2,997 healthcare institutes for women and children throughout China, with 243,000 beds for women.

Paying great attention to satisfying women's demands for healthcare service at all periods of their life, and extending women's life expectancy. For years, the healthcare departments at all levels have considered the examination and treatment of gynecological diseases routine work. Every year, over one third of married women under the age of 65 across China go through examinations for gynecological diseases. In 2004, some 37.3 percent of them had this examination. The government also pays attention to the health of teenagers and elderly women. It has launched educational campaigns in schools and neighborhood communities on knowledge about sex and the prevention of AIDS, so as to raise female teenagers' awareness of the importance of a healthy sex life and strengthen their self-protection ability. Scientific healthcare methods are disseminated through many channels, and more and more special outpatient services are available for elderly women, providing consultancy on healthcare and related services. As a result, the quality of life of elderly women has improved markedly. The average life expectancy for women was 74 years in 2003.